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SEC............ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005   AND ENDING December 31, 2005
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Westown Parkway, Suite 440
                          (No. and Street)

West Des Moines   Iowa   50266
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin R. Wingert   (515) 221-0002
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

PROCESSED

                          (Name – if individual, state last, first, middle name)

SEP 1 3 2006

2500 Ruan Center, 666 Grand Avenue   Des Moines, Iowa   50309
      (Address)   (City)   (State)

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)





AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

Oath or Affirmation

I, Kevin R. Wingert, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Chief Executive Officer

_____
Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2005 and 2004

Table of Contents



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
American Equity Capital, Inc.:

We have audited the accompanying statement of financial condition of American Equity Capital, Inc. (wholly owned by American Equity Investment Life Holding Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of American Equity Capital, Inc. as of December 31, 2004, were audited by other auditors whose report thereon dated February 10, 2005, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Des Moines, Iowa
February 24, 2006



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

AMERICAN EQUITY CAPITAL, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005		2004
Cash	$	23,616	$	46,083
Total assets	$	23,616	$	46,083
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable to related party	$	9,000	$	6,073
Total liabilities		9,000		6,073
Stockholder's equity:				
Series preferred stock, without par value. Authorized 200,000 shares		—		—
Common stock, without par value (stated value $1.00 per share). Authorized 300,000 shares; issued and outstanding 13,000 shares		13,000		13,000
Additional paid-in capital		377,000		352,000
Retained deficit		(375,384)		(324,990)
Total stockholder's equity		14,616		40,010
Total liabilities and stockholder's equity	$	23,616	$	46,083

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Income

Years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commission income	$ 945	$ 10,260
Interest	292	189
Total revenues	1,237	10,449
Expenses:		
Commission expense	86	9,368
Licenses and fees	15,155	15,711
Professional fees	9,088	8,073
Other operating expenses	27,302	26,544
Total expenses	51,631	59,696
Net loss	$ (50,394)	$ (49,247)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

	Common Stock		Additional paid-in capital		Retained deficit		Total stockholder's equity
Balance at January 1, 2004	$	13,000	$	277,000	$	(275,743)	$ 14,257
Cash contribution from parent Company		—		75,000		—	75,000
Net loss for year		—		—		(49,247)	(49,247)
Balance at December 31, 2004		13,000		352,000		(324,990)	40,010
Cash contribution from parent Company		—		25,000		—	25,000
Net loss for year		—		—		(50,394)	(50,394)
Balance at December 31, 2005	$	13,000	$	377,000	$	(375,384)	$ 14,616

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005		2004
Operating activities:				
Net loss	$	(50,394)	$	(49,247)
Adjustment to reconcile net loss to net cash used in operating activities:				
Increase (decrease) in accounts payable to related party		2,927		(947)
Net cash used in operating activities		(47,467)		(50,194)
Financing activities:				
Capital contribution from parent company		25,000		75,000
Net cash provided by financing activities		25,000		75,000
(Decrease) increase in cash		(22,467)		24,806
Cash at beginning of year		46,083		21,277
Cash at end of year	$	23,616	$	46,083

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

(1) **Organization and Significant Accounting Policies**

    (a) *Organization*

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company, was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing primarily in the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of American Equity Investment Life Holding Company.

    (b) *Commissions*

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance companies and recognized at the time of collection.

    (c) *Deferred Income Taxes*

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the net deferred income tax asset or liability from period to period.

    (d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) **Liquidity**

During 2005 and 2004, American Equity Investment Life Holding Company contributed capital of $25,000 and $75,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

(3) **Income Taxes**

The Company's operations are included in the consolidated income tax returns of American Equity Investment Life Holding Company. The Company reports any current income tax expense (benefits) as allocated under a consolidated tax allocation agreement.

Generally, this allocation would result in profitable companies recognizing a tax provision as if they filed a separate return and loss companies recognizing benefit to the extent their losses contribute to reduce consolidated income tax.

(Continued)

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's only temporary difference relates to the existence of tax operating loss carryforwards arising since inception. Management has established a valuation allowance of $128,542 at December 31, 2005 and $129,996 at December 31, 2004, equal to the full amount of the tax related deferred tax asset because of the uncertainty of future income estimates necessary for its ultimate realization. The tax loss carryforwards expire as follows: 2018 – $37,551; 2019 – $51,951; 2020 – $46,150; 2021 – $44,436; 2022 – $44,344; 2023 – $51,311; and 2025 – $33,997.

(4) **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2005, the Company had defined net capital of $14,616, which was $9,616 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(5) **Related Party Transactions**

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of American Equity Investment Life Holding Company. The Company's portion of these shared expenses was $24,000 for each of the years ended December 31, 2005 and 2004, respectively.

AMERICAN EQUITY CAPITAL, INC.

Computation of Net Capital – Part IIA

December 31, 2005

Computation of Net Capital

1.	Total ownership equity from statement of financial condition	$	14,616
2.	Deduct ownership equity not allowable for net capital		—
3.	Total ownership equity qualified for net capital		14,616
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
	B. Other (deductions) or allowable credits		—
5.	Total capital and allowable subordinated liabilities		14,616
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition (notes B and C)	$ —	
	B. Secured demand note deficiency	—	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	—	
	D. Other deductions and/or charges	—	—
7.	Other additions and/or allowable credits		—
8.	Net capital before haircuts on securities positions		14,616
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	$ —	
	B. Subordinated securities borrowings	—	
	C. Trading and investment securities:		
	1. Exempted securities	—	
	2. Debt securities	—	
	3. Options	—	
	4. Other securities	—	
	D. Undue concentration	—	
	E. Other	—	—
10.	Net capital	$	14,616

See accompanying independent auditors' report.

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

(Continued)

AMERICAN EQUITY CAPITAL, INC.

Computation of Net Capital – Part IIA

December 31, 2005

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 600
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	9,616
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	13,716

Computation of Aggregate Indebtedness

16.	Total A.1. liabilities from statement of financial condition		$ 9,000
17.	Add:		
	A. Drafts for immediate credit	$ —	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	—	
	C. Other unrecorded amounts	—	—
19.	Total aggregate indebtedness		$ 9,000
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		62%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $5,000 has been reported.

(B) There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

See accompanying independent auditors' report.

AMERICAN EQUITY CAPITAL, INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2005

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
   A. (k)(1) – Limited business (mutual funds and/or variable annuities only)   X
   B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained
   C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
        Name of clearing firm _____.
   D. (k)(3) – Exempted by order of the Commission

See accompanying independent auditors' report.

SUPPLEMENTAL INFORMATION



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 1006